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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

March 15, 2018

Re:	Goosehead Insurance, Inc.

Draft Registration Statement on Form S-1

Confidentially Submitted January 16, 2018

CONFIDENTIAL

Ms. Mary Beth Breslin

Mr. Chris Edwards

Division of Corporation Finance

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Breslin and Mr. Edwards:

On behalf of our client, Goosehead Insurance, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated February 13, 2018 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting it together with this response letter. The revised Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the revised Registration Statement and three marked copies of the Registration Statement showing the changes to the Registration Statement confidentially submitted to the Commission on January 16, 2018.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised draft of the Registration Statement where the revised language addressing a particular comment appears.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

Ms. Mary Beth Breslin Mr. Chris Edwards Division of Corporation Finance Office of Healthcare and Insurance U.S. Securities and Exchange Commission	March 15, 2018

1.	Your Prospectus Summary is 25 pages long and repeats much of the information found elsewhere in your document. Please revise to limit your Summary section to a summarization of those aspects of the offering that are the most significant, highlight those points in clear, plain language, and eliminate repetitive disclosure.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 1 - 19 of the revised draft of the Registration Statement.

Company Overview, page 1

2.	Please revise to clarify the basis for your statement of leadership in the first paragraph. Also, please tell us whether you commissioned any of the third-party data you cite for use in connection with your registration statement.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 67 and 84 of the revised draft of the Registration Statement. The basis for the statement regarding the Company’s leadership is based on “Personal Lines Leaders” data compiled by Insurance Journal, which published a “Top 50 Personal Lines Agencies” list on November 20, 2017 using data submitted by independent agencies and brokerages to rank personal lines agencies by total 2016 personal lines revenue. If the Company had submitted data, it would have ranked 12th out of 50 based on 2016 personal lines revenue. We consider this ranking to be indicative of our leadership in the personal lines independent insurance distribution space. The Company advises the Staff that it did not commission any of the third-party data cited in the Registration Statement.

Key elements of our growth strategy, page 10

3.	We note your statement on page 11 regarding your 40,000 potential franchise candidates. Please disclose the criteria used to select these candidates and the number that you believe meet your franchise standards. Please also disclose that any agencies that meet your franchise standards are not guaranteed to execute franchise agreements with you.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 94 of the revised draft of the Registration Statement.

Implications of being an emerging growth company, page 17

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company acknowledges the Staff’s comment. The Company advises the Staff that the Company will supplementally provide the Staff with a copy of any presentation that the Company uses in testing the waters meetings with

Ms. Mary Beth Breslin Mr. Chris Edwards Division of Corporation Finance Office of Healthcare and Insurance U.S. Securities and Exchange Commission	March 15, 2018

qualified institutional buyers or institutional accredited investors. The Company further advises the Staff that it will supplementally provide the Staff with copies of any additional written communications of the type referenced in the Staff’s comment.

Risk Factors

We have debt outstanding that could adversely affect our financial flexibility..., page 34

5.	Please quantify your annual debt service requirements and disclose that your credit agreement is collateralized by substantially all of your assets, including rights to future commissions.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 28 of the revised draft of the Registration Statement. The Company respectfully advises the Staff that it had debt servicing costs of (i) $346,667 in 2016, all of which was attributable to interest expense, and (ii) $2,691,677 in 2017, of which $375,000 was attributable to principal repayment, with the balance attributable to interest expense.

Organizational structure

Effect of the reorganization transactions and this offering, page 54

6.	We note the disclosure that the reorganization transactions are structured in a tax-efficient manner for your investors. Please clarify whether this reference to investors is to your Pre- IPO LLC Members or investors who purchase Class A shares in the proposed initial public offering.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 49 of the revised draft of the Registration Statement.

Dividend policy, page 59

7.	We note your statement that amounts ultimately distributed as dividends to holders of our Class A common stock are expected to be less than the amounts distributed by Goosehead Financial, LLC to the Pre-IPO LLC Members on a per share basis because you must pay taxes, make payments under the tax receivable agreement and pay our expenses. Please disclose an estimate of the aggregate payments under the tax receivable agreement.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 39, 54 and 115 of the revised draft of the Registration Statement and respectfully advises the Staff that it will provide an estimate of the aggregate payments under the tax receivable agreement once an estimated offering price or range is determined.

Ms. Mary Beth Breslin Mr. Chris Edwards Division of Corporation Finance Office of Healthcare and Insurance U.S. Securities and Exchange Commission	March 15, 2018

Employees, page 101

8.	Please disclose your number of full-time employees.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 99 of the revised draft of the Registration Statement.

Certain relationships and related party transactions, page 114

9.	Please disclose the salary paid to the Company’s controller, Mark Jones, Jr., or tell us why such disclosure is not required by Item 404(a) of Regulation S-K.

Response:	The Company respectfully submits that it is not required to disclose the salary paid to the Company’s controller, Mark Jones, Jr. Item 404(a) of Regulation S-K states that transactions with related parties in which “the amount involved exceeds $120,000” must be disclosed. The Company advises the Staff that the annual salary amount paid to Mark Jones, Jr. does not and did not exceed $120,000 in the Company’s last three completed fiscal years. Accordingly, the Company is not required to disclose the annual salary paid to Mark Jones, Jr. pursuant to Item 404(a).

Description of capital stock, page 125

10.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response:	The Company acknowledges the Staff’s comment. Once an estimated offering price or range has been determined, the Company will supplementally provide the Staff with an analysis explaining how the Company determined the fair value of the common shares underlying the Company’s equity issuances and the reasons for the difference between the most recent valuations of its common shares leading up to the initial public offering (the “IPO”) and the estimated offering price.

Consolidated and combined statement of income, page F-4

11.	Please revise your statement of income to present expenses by function rather than type. Include in your presentation a separate cost of revenue amount for each separately reported revenue line. Refer to Regulation S-X, Rule 5-03(b). Also, separately report amounts resulting from related party transactions as required by Rule 4-08(k) on your statement of income.

Ms. Mary Beth Breslin Mr. Chris Edwards Division of Corporation Finance Office of Healthcare and Insurance U.S. Securities and Exchange Commission	March 15, 2018

Response:	In response to the Staff’s comment, the Company respectfully submits the following clarifications for why the Company is electing to group expenses as presented in the revised draft of the Registration Statement and excluding cost of revenue for each separately reported revenue line. The Company believes the income statement presentation complies with Regulation S-X Rule 5-03, except cost of revenue is not separately presented. Because cost of revenue is not a meaningful measure to the Company, the Company does not internally use or track such measure and the Company does not allocate expenses in that manner, as explained below.

Although the Company is categorized as commercial company under the literal interpretation of Article 5 of Regulation S-X and the Company does not qualify to use Article 7 of Regulation S-X for insurance companies or Article 9 of Regulation S-X for bank holding companies, the insurance distribution industry is similarly highly specialized like those industries which are not required to provide cost of revenues. The cost of revenues presentation in Article 5 of Regulation S-X is most applicable to a commercial company without financial service specialization, and therefore, is not relevant to the Company.

Commission Guidance Considered

The Company considered the following question and interpretive response from Staff Accounting Bulletin (“SAB”) Topic 6:G.1:

Question 2: If a company is in a specialized industry where “gross profit” generally is not computed (e.g., banks, insurance companies and finance companies), what disclosure should be made to comply with the requirements of Item 302(a)(1)?

Interpretive Response: Companies in specialized industries should present summarized quarterly financial data which are most meaningful in their particular circumstances. For example, a bank might present interest income, interest expense, provision for loan losses, security gains or losses and net income. Similarly, an insurance company might present net premiums earned, underwriting costs and expenses, investment income, security gains or losses and net income.

The SAB refers to specialized industries where cost of sales and gross profit is not presented. It provides examples that include, but are not limited to, banks, insurance companies and finance companies. The Company believes insurance distribution is a type of specialized industry contemplated by the SAB where cost of sales and gross profit is not meaningful.

The Company also respectfully notes that SAB Topic 11:K discusses situations where companies that are not required to follow Article 9 of Regulation S-X may need to provide certain Article 9 of Regulation S-X

Ms. Mary Beth Breslin Mr. Chris Edwards Division of Corporation Finance Office of Healthcare and Insurance U.S. Securities and Exchange Commission	March 15, 2018

disclosures to the extent relevant and material. These SABs recognize that strict application of the various Regulation S-X Article formats may not be meaningful based on a registrant’s specific facts and circumstances and may not contemplate the complexities and business operations of companies today.

Because the insurance distribution space is very specialized, the Company respectfully submits that it has presented the Company’s financial information in the most meaningful manner given the circumstances. Additionally, the Company researched the filings of five large public property and casualty insurance brokers. The Company’s findings indicate that the five large public property and casualty insurance brokers do not present cost of revenues but present the following expense categories on the face of their income statements: (1) employee compensation and benefits, (2) general and administrative/other operating expenses, (3) depreciation and amortization and (4) interest expense, which is consistent with the Company’s presentation. The Company believes that in order for the financial statements to be most beneficial to users of the financial statements and management, comparability across multiple companies within the same SIC code is important. If the Company were required to present cost of revenues, not only would the Company’s statement of income not be comparable, the statement of income would be less transparent and less beneficial to users. The Company believes excluding cost of revenues and providing disaggregated information on the nature of the Company’s specific operating expenses, such as employee compensation and general and administrative expenses, is the appropriate accounting treatment within the Company’s industry.

In the insurance brokerage industry, agents are responsible for placing coverage for clients with insurance carriers in exchange for a percentage of the premium. So long as the policy is active, the agent will continue to be paid at renewal, creating a recurring revenue stream. Additionally, if certain performance metrics are met, the carrier periodically pays contingent commissions, calculated as an additional percentage of the premium. The Company also charges agency fees at the initial placement of the insurance policy. Together, commissions, agency fees and contingent commissions make up the “Commissions and agency fees” caption on the Company’s statement of income.

In the Company’s franchise channel, the process is the same. However, revenue is also generated in the form of initial franchise fees and related interest income. Otherwise, the franchise channel economics work similar to the corporate channel and to any other insurance brokerage, albeit with lower commission rates compared to the corporate channel, which the Company records as royalty fees. Together, initial franchise fees and royalty fees make up the “Franchise revenues” caption on the Company’s statement of income. Interest income related to the initial franchise fees are disclosed separately.

Ms. Mary Beth Breslin Mr. Chris Edwards Division of Corporation Finance Office of Healthcare and Insurance U.S. Securities and Exchange Commission	March 15, 2018

As it relates to the need for presenting cost of revenue for each revenue stream, the Company’s primary expense (representing about 74% and 70% of total operating expenses in 2016 and 2017, respectively) is employee compensation and benefits. Included in this expense line item is both direct costs of generating revenue and indirect administrative costs. In the Company’s business, the same employees perform both direct and indirect activities related to generating sales and performing administrative functions. The Company does not track or allocate the employee costs between the generation of revenue and administrative costs. Additionally, these same employees perform direct revenue generating and indirect administrative activities for both the corporate and franchise channels. Because of the manner in which the Company’s employees perform their job functions and how the Company tracks it, the Company does not believe determining the amount of employee compensation and benefits applicable to cost of revenue is appropriate or meaningful and, as stated above, it is not consistent with industry practice.

Lastly, regarding the Staff’s comment on separately reporting amounts resulting from related party transactions, the Company respectfully informs the Staff of its considerations in excluding the amounts from the Consolidated and Combined Statement of Income. As detailed in the Notes to the Consolidated and Combined Financial Statements, the related party interest totaled $7,165 and $4,800 for the years ended December 31, 2016 and 2017, respectively. Additionally, these notes associated with the related party interest were paid off during 2017 and related party interest will not continue going forward. Because of the immaterial amount of interest and payoff of the related party notes during 2017, the Company believes disclosure in the Notes to the Consolidated and Combined Financial Statements is appropriate.

1. Organization, page F-7

12.	Please provide us with an analysis of the current ownership of Goosehead Financial, LLC, Texas Wasatch Insurance Holdings Group LLC, and Goosehead Management LLC as support for your determination that the three are entities under common control.

Response:

In consideration of the Staff’s comment, the Company has respectfully responded with its analysis of the following capitalization tables of the three entities, as demonstrated below. The Company has also considered the fact that Mark and Robyn Jones (husband and wife) are grantors, trustees and controllers of the trusts below. Additionally, the Emerging Issues Task Force (“EITF”) Issue 02-5 notes that, although not codified, husband and wife should be considered a single owner in determining

Ms. Mary Beth Breslin Mr. Chris Edwards Division of Corporation Finance Office of Healthcare and Insurance U.S. Securities and Exchange Commission	March 15, 2018

common control. Based on these facts, the Company has determined that Goosehead Financial, LLC (“GF”), Texas Wasatch Insurance Holdings Group, LLC (“TWIHG”) and Goosehead Management, LLC (“GM”) are entities under common control because of the majority equity and voting interest held by Mark and Robyn Jones at each of the entities.

GF Member	% Ownership
The Mark and Robyn Jones Descendants Trust 2014	58.73%
Lanni Elaine Romney Family Trust 2014	1.30%
Lindy Jean Langston Family Trust 2014	1.30%
Camille LaVaun Peterson Family Trust 2014	1.30%
Desiree Robyn Coleman Family Trust 2014	1.30%
Adrienne Morgan Jones Family Trust 2014	1.30%
Mark Evan Jones, Jr. Family Trust 2014	1.30%
Mark Jones	0.75%
Robyn Jones	0.75%

Total % ownership in GF by Mark and Robyn Jones	68.07%

TWIHG Member	% Ownership
Mark Jones	45.23%
Robyn Jones	45.23%

Total % ownership in TWIHG by Mark and Robyn Jones	90.46%

GM Member	% Ownership
The Mark and Robyn Jones Descendants Trust 2014	85.36%

Total % ownership in GM by Mark and Robyn Jones	85.36%

Notes to the consolidated and combined financial statements

2. Summary of significant accounting policies

Members’ Deficit, page F-10

13.	Please provide an analysis supporting your accounting treatment for the Class B equity units in Goosehead Financial, LLC, described here and on page 108, under which you record compensation expense at the time distributions made to Class B holders but not at grant date. In your response, describe the terms of the Class B equity units and refer to specific accounting guidance on which you relied. In addition, tell us and disclose how these Class B equity units will be treated under the reorganization transactions described beginning on page 114.

Ms. Mary Beth Breslin Mr. Chris Edwards Division of Corporation Finance Office of Healthcare and Insurance U.S. Securities and Exchange Commission	March 15, 2018

Response:	The company respectfully acknowledges the Staff’s comment and has included below a discussion of the considerations regarding the accounting treatment of Class B equity interests.

Within various entities that consolidate and combine into the financials of GF, two distinct classes of equity exist. Class A equity is fully vested, owned outright by the holder, and has voting rights. Class A equity is typically held by Mark and Robyn Jones and family, Jeffrey Saunders (a former executive) and Michael Colby (although Michael also holds Class B units). No additional Class A units have been granted since 2014. Class B equity exists at GF, TWIHG and GM. Class B units are typically granted annually to managing directors during performance evaluations.

In determining how to account for the Class B units, the Company evaluated the substance and contractual terms of each award of Class B units. All Class B units have identical terms across entities and are therefore evaluated together. The key terms for the Class B units and the related accounting analysis are described below.

Key Terms of the Class B Units

•	Legal form – Each of the Class B units represents equity in its legal form.

•	Vesting – There is no vesting of the Class B units. Upon termination of employment for any reason, the Class B units will automatically be forfeited and canceled.

•	Distributions – The Class B units are only entitled to dividend distributions (including any liquidation) while the holder is employed. In each entity, dividends are paid pari passu, meaning the right to receive dividends applies equally to each category of unit holders. Dividends are paid to Class A and Class B unit holders based on their pro-rata percentage share of equity held at declaration of the dividend.

•	Transfer restrictions – In each entity, there are substantial limitations on the individual’s ability to sell, assign, pledge, give, transfer or otherwise dispose of the interests held. These transfers are prohibited unless approval is received by the Company. Additionally, there is currently no public market for the Class A and Class B units.

•	Initial investment required – No initial investment was required or made for the Class B units of any entity.

•	Voting rights – Within most entities, only Class A members are entitled to vote. If voting rights exist for Class B unit holders, the votes are limited in scope and subject to the General Partner’s sole and exclusive right to manage the business and sell partnership assets.

Ms. Mary Beth Breslin Mr. Chris Edwards Division of Corporation Finance Office of Healthcare and Insurance U.S. Securities and Exchange Commission	March 15, 2018

•	Other terms – There are no guarantees, put options, repurchase features or other redemption features associated with the Class B units.

Accounting Analysis

The Company first evaluated whether the Class B units represent a substantive class of equity pursuant to Accounting Standards Codification (“ASC”) 718. The accounting guidance that the Company looked to when determining how to account for the Class B units are as follows:

•	Issue 28(a) and Issue 40(b) of EITF 00-23 provide certain factors to consider in determining whether the Class B units are a substantive class of equity. Although this guidance was nullified by ASC 718 (previously issued as Financial Accounting Standards Board (“FASB”) Statement No. 123(R)), it continues to provide relevant factors to consider as to the nature and substance of equity-based awards. In determining whether tracking stock is substantive under EITF Issue 28(a), an entity should consider the reasons for issuance, whether the shares have been issued to substantive third parties and the voting rights of those shareholders. In determining whether a profits interest award is substantive under EITF Issue 40(b), an entity should consider the investment required, the liquidation or repayment provisions and the provisions for realization of value.

•	In a speech at the December 2006 AICPA National Conference on Current SEC and PCAOB Developments, Joseph Ucuzoglu, then a professional accounting fellow in the Commission’s Office of the Chief Accountant, discussed observations of the Commission staff related to special classes of equity and associated financial reporting considerations. Below is an excerpt from his speech:

“Several accounting issues arise when a special class of stock is granted to employees. First and foremost, one must look through the legal form of the instrument to determine whether the instrument is in fact a substantive class of equity for accounting purposes, or is instead similar to a performance bonus or profit sharing arrangement. When making this determination, all relevant features of the special class must be considered. There are no bright lines or litmus tests. When few if any assets underlie the special class, or the holder’s claim to those assets is heavily subordinated, the arrangement often has characteristics of a performance bonus or profit-sharing arrangement. Instruments that provide the holder with substantive voting rights and pari passu dividend rights are at times indicative of an equity interest. Consideration should also be given to any investment required, and any put and call rights that may limit the employee’s downside risk or provide for cash settlement.

Ms. Mary Beth Breslin Mr. Chris Edwards Division of Corporation Finance Office of Healthcare and Insurance U.S. Securities and Exchange Commission	March 15, 2018

Many of these factors were contained in Issues 28 and 40 of EITF Issue 00-23, which provided guidance on the accounting under APB Opinion No. 25 for certain of these arrangements.”

•	Paragraphs 60 through 63 of FASB Concepts Statement No. 6 describes characteristics of equity. The Concepts Statement discusses that there may be several classes of equity with different degrees of risk stemming from different rights to participate in distributions of enterprise assets or different priorities of claims on enterprise assets in the event of liquidation. However, all those classes are equity if they depend, at least to some extent, on enterprise profitability for distributions of enterprise assets, and do not carry an unconditional right to receive future transfers of assets from the enterprise except in liquidation, and then only after liabilities have been satisfied. The distinguishing characteristic of equity is that it inevitably is affected by the enterprise’s operations and other events and circumstances affecting the enterprise.

The Company’s management considered a number of factors when evaluating whether the Class B units are a substantive class of equity or a profit-sharing arrangement, specifically (1) the legal form of the instrument; (2) whether any vested awards are retained upon termination of employment; (3) distribution rights, particularly after any vesting; (4) claims to the residual assets of the entity upon liquidation and other provisions for realization of value; (5) transferability of the interests; (6) whether the awards require an initial investment; (7) any features that may impact exposure to risks and rewards; and (8) whether the awards have voting rights.

The Company placed significant weight on the Class B holders’ ability to retain a residual interest upon termination of employment. A residual interest is retained if shareholders can retain and realize value associated with the units after vesting and after termination of employment. If a residual interest is not retained, the units are more akin to a profit-sharing arrangement. The Company placed less weight on other factors.

The Company believes that the Class B units do not represent a substantive class of equity interest, primarily because the Class B units are forfeited upon termination of employment for any reason. As a result, the holders of these Class B units are unable to retain any residual interest or otherwise realize value upon termination of employment. Instead, any realized value could only be obtained while the holder is employed and thus the holder’s right to receive value is subject to providing continuing services. The lack of vesting and the automatic forfeiture provision limit the holder’s exposure to the risks and rewards normally associated with an equity interest. Therefore, in substance, the Company believes these Class B units are a profit-sharing or bonus arrangement for continuing to remain employed with the respective entity through the distribution date.

Ms. Mary Beth Breslin Mr. Chris Edwards Division of Corporation Finance Office of Healthcare and Insurance U.S. Securities and Exchange Commission	March 15, 2018

Based on the above analysis, the Class B units should be accounted for in accordance with the guidance in ASC 710 as a profit-sharing arrangement. Compensation cost should not be recognized based on a grant-date fair-value-based measure because the Class B units are not a substantive class of equity that would otherwise be accounted for under ASC 718. Generally, compensation cost associated with profit-sharing arrangements is recognized when the amount is probable and reasonably estimable, consistent with ASC 450. In addition, consistent with ASC 710-10-25-9 and 25-10, as well as ASC 710-10-30-1 and 30-2, the “benefits expected to be provided to the employee” is recognized in a “systematic and rational manner,” and “only the portion applicable to the current services shall be accrued.” Distributions made that are associated with employee services for that period are recognized as compensation expense when probable and reasonably estimable, which is generally at the time distributions are declared (ordinary distributions are relatively consistent on a quarterly basis). The Company believes this is a systematic and rational manner for recognizing compensation associated with benefits expected to be provided to Class B unit holders and results in accrual that is tied to “current services.”

Reorganization

Further, in consideration of the Staff’s comment, the Company has disclosed on pages 47 through 49 the following treatment of existing Class B equity interests under the reorganization transactions:

•	The GF LLC Agreement will be amended and restated to, among other things, modify the GF capital structure by reclassifying the interests currently held by the Pre-IPO LLC Members into a single new class of non-voting common interest units that we refer to as “LLC Units.”

•	The Company’s certificate of incorporation will authorize the issuance of two classes of common stock. We will issue shares of Class A common stock to the public pursuant to this offering and we will issue shares of our voting Class B common stock to the Pre-IPO LLC Members in exchange for certain management rights of GF.

•	Therefore, in connection with the offering, historical Class B interests in GF will be deemed vested upon the IPO by converting, along with all pre-IPO Class A equity, on a one-to-one basis with the number of LLC units previously owned, to both LLC Units and Class B common stock.

•	Class B interests in TWIHG and GM will be contributed to the Company (which, in turn, will subsequently contribute such interests to GF) in exchange for a note receivable from the Company to be paid with the IPO proceeds and/or shares of Class A common stock.

The conversion of the Class B units in GF to both LLC Units and Class B common stock will result in employees owning a substantive class of equity.

Ms. Mary Beth Breslin Mr. Chris Edwards Division of Corporation Finance Office of Healthcare and Insurance U.S. Securities and Exchange Commission	March 15, 2018

The LLC Units and Class B common stock entitle the holders to a residual interest in the Company that is not dependent upon future employment and is retained upon any termination of employment. As a result, there is a modification that converts a profit-sharing arrangement into a grant of a substantive class of equity accounted for under ASC 718. Accordingly, the grant-date fair-value-based measure of the LLC Units and Class B common stock will be expensed pursuant to ASC 718 upon the occurrence of the IPO (there is no vesting other than the occurrence of the IPO). In addition, there is a modification that converts a profit-sharing arrangement associated with the Class B interests in TWIHG and GM into a fixed amount payable upon the IPO. Accordingly, the value of the Class B notes receivable will be recognized as compensation expense upon the occurrence of the IPO.

General

14.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response:	The Company respectfully advises the Staff that the images included in the revised draft of the Registration Statement are all of the graphic, visual or photographic information the Company currently intends to include in the Registration Statement. However, if and to the extent that additional artwork or graphics are to be included, the Company will promptly provide such material to the Staff on a supplemental basis. The Company acknowledges that the Staff may have further comments on these materials once they are provided.

Should any questions arise, please do not hesitate to contact me at (212) 450-4674 (tel), (212) 701-5674 (fax) or richard.truesdell@davispolk.com. Thank you for your time and attention.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

Ms. Mary Beth Breslin Mr. Chris Edwards Division of Corporation Finance Office of Healthcare and Insurance U.S. Securities and Exchange Commission	March 15, 2018

cc:

Mark E. Jones, Chairman and Chief Executive Officer of the Company

Mark Colby, Chief Financial Officer of the Company

P. Ryan Langston, Vice President and General Counsel of the Company

Joshua Ford Bonnie, Simpson Thacher & Bartlett LLP

William R. Golden III, Simpson Thacher & Bartlett LLP